SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No.3)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

TDCX Inc.

(Name of the Issuer)

TDCX Inc.

Transformative Investments Pte Ltd

Helium

Laurent Bernard Marie Junique

LLJ Limited

(Name of Person(s) Filing Statement)

Class A Ordinary Shares, par value US$0.0001 per share

American Depositary Shares, each representing one Class A Ordinary Share

(Title of Classes of Securities)

87190U100*

(CUSIP Number of Classes of Securities)

TDCX Inc. 750D Chai Chee Road #06-01/06 ESR BizPark @ Chai Chee Singapore 469004 Singapore Attention: Legal Department Telephone: +65 6309 1688	Laurent Junique Transformative Investments Pte Ltd LLJ Limited Helium 750D Chai Chee Road #06-01/06 ESR BizPark @ Chai Chee Singapore 469004 Singapore Telephone: +65 6309 1688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Stephanie Tang, Esq. Hogan Lovells 11/F, One Pacific Place 88 Queensway Hong Kong Tel: +852 2219 0888	Rajeev P. Duggal, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 6 Battery Road, Suite 23-02 Singapore 049909 Singapore Tel: +65 6434 2980

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

*	CUSIP number of the ADSs, each representing one Class A Ordinary Share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13e-3. Any representation to the contrary is a criminal offense.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This amendment No. 3 (the “Final Amendment”) to transaction statement pursuant to Rule 13e-3 amends and supplements the transaction statement pursuant to Rule 13e-3 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 8, 2024 and amended on April 19, 2024 and May 16, 2024 respectively (together with the exhibits thereto, as amended, the “Transaction Statement”). Except as provided herein, this Final Amendment does not modify any of the information previously reported on the Transaction Statement. This Final Amendment is being jointly filed by the following Persons (each, separately, a “Filing Person,” and collectively, the “Filing Persons”): (a) TDCX Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Shares (as defined below), including the Class A Shares (as defined below) represented by ADSs, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Transformative Investments Pte Ltd, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”); (c) Helium, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (d) Mr. Laurent Bernard Marie Junique, founder, executive chairman, and chief executive officer of the Company, and (e) LLJ Limited, a company incorporated under the laws of the Bahamas beneficially owned by Mr. Junique (“LLJ Limited”). Filing Persons (b) through (e) are collectively referred to herein as the “Buyer Filing Persons,” and each, the “Buyer Filing Person.”

The Transaction Statement relates to the Agreement and Plan of Merger dated March 1, 2024 (the “Merger Agreement”) by and among the Company, Parent and Merger Sub providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the Part XVI and in particular section 233(7) of the Companies Act (Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act) resulting from the Merger.

This Final Amendment is being filed pursuant to Rule 13e-3(d) to report the results of the transactions and other relevant information of the transaction that are the subject of the Transaction Statement.

All information contained in the Transaction Statement concerning each Filing Person has been supplied by such Filing Person. Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Transaction Statement.

Amendments to the Transaction Statement

The following paragraph amends and restates the third paragraph under the heading “Dissenters’ or Appraisal Rights”, beginning on each of pages 10 and 48 of the Transaction Statement, as follows:

Shareholders who elect to exercise Dissenters’ Rights will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Act if the Merger is consummated, but only if they: (i) deliver to the Company, within twenty (20) calendar days immediately following the date on which the Plan of Merger is delivered to the shareholders, a written notice of objection in accordance with procedures set out in the Merger Agreement and the Plan of Merger, and (ii) deliver to the Company, within twenty (20) calendar days immediately following the date on which the Company has given written notice of the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands to each shareholder who delivered a First Dissent Notice (as supplemented by procedures set out in the Merger Agreement and the Plan of Merger), a written notice and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement and Plan of Merger if you do not exercise Dissenters’ Rights with respect to your Shares.

The following paragraph amends and restates the first paragraph under the question “Q. Will shareholders be able to assert dissenters’ rights (also referred to as “appraisal rights”) in connection with the Merger?”, beginning on page 16 of the Transaction Statement, as follows::

A.

Yes. Shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares if the Merger is consummated as determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act and as more fully set out in the Merger Agreement and Plan of Merger, but only if they (i) deliver to the Company, within twenty (20) calendar days immediately following the date on which the Plan of Merger is delivered to the shareholders, a written notice of objection in accordance with procedures set out in the Merger Agreement and the Plan of Merger, and (ii) deliver to the Company, within twenty (20) calendar days immediately following the date on which the Company has given written notice of the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands to each shareholder who delivered a First Dissent Notice (as supplemented by procedures set out in the Merger Agreement and the Plan of Merger), a written notice and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Act for the exercise of Dissenters’ Rights, a copy of which is attached as Exhibit (f)(2) to this Transaction Statement. The fair value of each of their Shares as determined in accordance with the Cayman Islands Companies Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement and Plan of Merger if they do not exercise Dissenters’ Rights with respect to their Shares.

ITEM 15 ADDITIONAL INFORMATION

Item 15(c) is hereby amended and supplemented as follows:

(c)	Other Material Information

On June 18, 2024, the Company and Merger Sub filed a plan of merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on June 18, 2024 (the “Effective Time”). As a result of the Merger, the Company, as the surviving company of the Merger, became a wholly owned subsidiary of Parent. In connection with the completion of the Merger, the Parent and Merger Sub waived the condition to closing set forth in the Agreement with respect to the holders of no more than 4% of the Shares having validly served and not validly withdrawn a First Dissent Notice on or before the First Dissent Deadline.

At the Effective Time, (i) each Class A ordinary share, par value US$0.0001 per share (each a “Class A Share”) and each Class B ordinary share, par value US$0.0001 per share, of the Company (each a “Class B Share,” and together with each Class A Share, the “Shares”), issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs (as defined below)), was cancelled and ceased to exist in exchange for the right to receive US$7.20 in cash per Share without interest; (ii) each American Depositary Share, representing one (1) Class A Share (each, an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), and each Share represented by such ADSs, was cancelled and ceased to exist in exchange for the right to receive US$7.20 in cash per ADS without interest (less applicable fees, charges and expenses payable by ADS holders pursuant to that certain Deposit Agreement, dated September 30, 2021, entered into by and among the Company, JPMorgan Chase Bank, N.A. (the “Depositary”) and the holders and beneficial owners of the ADSs, and any applicable taxes and other governmental charges); and (iii) each warrant granted and vested pursuant to that certain Warrant Agreement to Purchase American Depositary Shares of TDCX Inc. dated September 2, 2022 between Airbnb Ireland Unlimited Company and the Company (the “Warrant Agreement”), and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$7.19 in cash per vested warrant without interest, in each case, net of any applicable withholding taxes, except for (i) the Rollover Shares (as defined in the Merger Agreement), which were contributed by the Rollover Shareholders (as defined in the Merger Agreement) to Merger Sub prior to the closing of the Merger (the “Closing”) in exchange for newly issued ordinary shares of Parent or the Merger Sub, as applicable, (ii) Shares held by Parent, Merger Sub, the Company or any of their respective Subsidiaries (including ADSs corresponding to such Shares), and (iii) any Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Company Share Plan (as defined in the Merger Agreement) or the Warrant Agreement, and (iv) the Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who have validly delivered and not effectively withdrawn or lost their rights to dissent from the Merger or dissenter rights, in accordance with Section 238 of the Cayman Islands Companies Act (collectively, the “Dissenting Shares”), which were cancelled at the Effective Time and entitled the holders thereof to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act.

As a result of the Merger, the Class A Shares were no longer listed on any securities exchange or quotation system, including the New York Stock Exchange (the “NYSE”). NYSE filed Form 25 with the SEC to notify the SEC of the delisting of the Class A Shares on the NYSE and deregistration of the Company’s registered securities under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company’s reporting obligations under the Exchange Act will be suspended upon the Company’s filing of a certification and notice on Form 15 with the SEC, and will terminate once the deregistration becomes effective.

ITEM 16 EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)*	Press Release issued by the Company, dated January 3, 2024 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on January 3, 2024).

(a)(2)*	Annual Report on Form 20-F for the year ended December 31, 2023 of the Company, filed with the SEC on April 29, 2024 and incorporated herein by reference.

(c)(1)*	Opinion of Houlihan Lokey (China) Limited as Financial Advisor.

(c)(2)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee of TDCX Inc., dated as February 27, 2024.

(c)(3)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee of TDCX Inc., dated as March 1, 2024.

(d)(1)*	Agreement and Plan of Merger, dated as of March 1, 2024, by and among Parent, Merger Sub and the Company (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on March 1, 2024).

(d)(2)*	Rollover and Contribution Agreement, dated as of March 1, 2024, by and between Parent and Merger Sub (incorporated herein by reference to Exhibit G to Schedule 13D, as amended, filed with the SEC by Parent and Merger Sub on March 4, 2024).

(d)(3)*	Form of Rollover and Contribution Agreement, dated March 1, 2024, by and among Parent, Merger Sub and certain Rollover Shareholders (incorporated herein by reference to Exhibit H to Schedule 13D, as amended, filed with the SEC by Parent, Merger Sub and certain Rollover Shareholders on March 4, 2024).

(d)(4)*	Equity Commitment Letter, dated as of March 1, 2024, by and between Parent and LLJ Limited (incorporated herein by reference to Exhibit F to Schedule 13D, as amended, filed with the SEC by Parent and LLJ Limited on March 4, 2024).

(d)(5)*	Limited Guarantee, dated as of March 1, 2024, executed by LLJ Limited in favor of the Company with respect to certain obligations of Parent under the Merger Agreement (incorporated herein by reference to Exhibit J to Schedule 13D, as amended, filed with the SEC by LLJ Limited and the Company on March 4, 2024).

(d)(6)	Waiver of Condition Precedent, dated as of June 18, 2024, executed by Parent and Merger Sub with respect to certain conditions precedent to close under the Merger Agreement.

(f)(1)*	Dissenter Rights. See “Special Factors—Dissenters’ or Appraisal Rights.”

(f)(2)*	Section 238 of the Cayman Islands Companies Act.

(g)	Not applicable.

107*	Calculation of Filing Fee Tables

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: June 18, 2024

TDCX Inc.

By:	/s/ TAN Yee Peng
	Name:	TAN Yee Peng
	Title:	Chairlady of the Special Committee of
the Board of Directors of TDCX Inc.

Transformative Investments Pte Ltd

By:	/s/ Laurent Bernard Marie Junique
	Name:	Laurent Bernard Marie Junique
	Title:	Director

Helium

By:	/s/ Laurent Bernard Marie Junique
	Name:	Laurent Bernard Marie Junique
	Title:	Director

Laurent Junique

By:	/s/ Laurent Bernard Marie Junique

LLJ Limited

For and on behalf of Bartley Directors Ltd.
Director

By:	/s/ Jean-Marc Rentsch /s/ Joanne Teng
	Name:	Jean-Marc Rentsch Joanne Teng
	Title:	Authorised Signature(s)